Exhibit 99.6

SOL STRATEGIES INC.

401-217 Queen Street
Toronto, Ontario M5V 0R2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of shareholders (“Shareholders”) of SOL Strategies Inc. (the “Company”) will be held at the office of Fasken Martineau DuMoulin LLP (24th Floor) 333 Bay Street, Toronto, ON M5H 2T6 on Tuesday, March 31, 2026, at 2:00 p.m. (Toronto Time) in order to:

1.	receive and consider the audited consolidated financial statements of the Company for the year ended September 30, 2025, and the report of the auditors thereon;

2.	appoint the auditors of the Company and to authorize the directors to fix their remuneration;

3.	elect directors of the Company to hold office until the next annual meeting of Shareholders; and

4.	transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Company’s transfer agent and registrar, TSX Trust Company, at Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 not later than 2:00 p.m. (Eastern time) on Friday, March 27, 2026, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned meeting.

Shareholders who are unable to attend the Meeting in person, are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on Friday, February 27, 2026, as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

Websites Where Meeting Materials Are Posted:

Meeting materials can be viewed online under the Company’s profile at www.sedarplus.ca or on the website of TSX Trust Company, the Company’s transfer agent and registrar, at https://docs.tsxtrust.com/2473. The Meeting Materials will remain posted on the TSX Trust Company’s website at least until the date that is one year after the date the Meeting Materials were posted.

The accompanying management information circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of annual meeting. Additional information about the Company and its financial statements are also available on the Company’s profile at www.sedarplus.ca.

DATED this 2nd day of March, 2026.

BY ORDER OF THE BOARD

“Luis Berruga” (signed)

Chairman

SOL STRATEGIES INC.

401-217 Queen Street
Toronto, Ontario M5V 0R2

MANAGEMENT INFORMATION CIRCULAR

This information is given as of March 2, 2026, unless stated otherwise

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF SOL STRATEGIES INC. (the “Company”) of proxies to be used at the annual general meeting of shareholders of the Company to be held on Tuesday, March 31, 2026, at the office of Fasken Martineau DuMoulin LLP (24th floor) 333 Bay Street, Toronto, ON M5H 2T6 at 2:00 p.m. (Eastern time), and at any adjournment or postponement thereof (the “Meeting”) for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice of Meeting, this management information circular (the “Management Information Circular”), the annual consolidated financial statements of the Company for the financial year ended September 30, 2025, and related management’s discussion and analysis and other meeting materials, if applicable (collectively the “Meeting Materials”) to the beneficial owners of the common shares of the Company (the “Common Shares”) held of record by such parties. The Company may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Company. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Company in favour of the matters set forth in the Notice of Meeting.

Materials can be viewed online under the Company’s profile at www.sedarplus.ca or on the website of TSX Trust Company, the Company’s transfer agent and registrar, at https://docs.tsxtrust.com/2473. The Meeting Materials will remain posted on the TSX Trust Company’s website at least until the date that is one year after the date the Meeting Materials were posted.

APPOINTMENT AND REVOCATION OF PROXIES

A registered holder of Common Shares (“Registered Shareholder”) may vote in person at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting. In order to appoint another person as proxy, a Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Management Information Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

The purpose of a form of proxy is to designate persons who will vote on the shareholder’s behalf in accordance with the instructions given by the shareholder in the form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Company. A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed form of proxy with the Company’s transfer agent and registrar, TSX Trust Company (the “Transfer Agent”), not later than 2:00 p.m. (Eastern time) on Friday, March 27, 2026 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used. A form of proxy should be executed by the Registered Shareholder or his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

Proxies may be deposited with the Transfer Agent using one of the following methods:

By Mail or Hand Delivery:	TSX Trust Company Suite 301 100 Adelaide Street West Toronto, Ontario M5H 4H1
By Fax:	416-595-9593
By Internet:	www.voteproxyonline.com You will need to provide your 12-digit control number (located on the form of proxy accompanying this Management Information Circular).

A Registered Shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her form of proxy is nullified with respect to the matters such person votes upon at the Meeting and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

A Registered Shareholder who has given a form of proxy may revoke the form of proxy at any time prior to using it:

(a)	by depositing an instrument in writing, including another completed form of proxy, executed by such Registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the Registered Shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by telephone or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to

(i)	the registered office of the Company, located at 217 Queen Street West, Suite 401, Toronto, Ontario M5V 0R2, at any time prior to 5:00 p.m. (Eastern time) on the last business day preceding the day of the Meeting or any adjournment thereof or

(ii)	with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The Common Shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any ballot that may be called for and, if a Registered Shareholder specifies a choice with respect to any matter to be acted upon at the meeting, the Common Shares represented by the proxy shall be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted for the election of directors, for the appointment of auditors and the authorization of the directors to fix their remuneration, as stated elsewhere in this Management Information Circular.

The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting in such manner as such nominee in his judgment may determine. At the time of printing this Management Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

ADVICE TO NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders of the Company do not hold Common Shares in their own name. Only Registered Shareholders or the persons they appoint as their proxies are permitted to attend and vote at the Meeting and only forms of proxy deposited by Registered Shareholders will be recognized and acted upon at the Meeting. Common Shares beneficially owned by a non-registered holder (a “Non-Registered Holder”, being a beneficial owner of Common Shares) are registered either: (i) in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) (each a “Clearing Agency”) of which the Intermediary is a participant. Accordingly, such Intermediaries and Clearing Agencies would be the Registered Shareholders and would appear as such on the list maintained by the Transfer Agent. Non-Registered Holders do not appear on the list of the Registered Shareholders maintained by the Transfer Agent.

Distribution of Meeting Materials to Non-Registered Holders

In accordance with the requirements of NI 54-101, the Company has distributed copies of the Meeting Materials to the Clearing Agencies and Intermediaries for onward distribution to Non-Registered Holders as well as directly to NOBOs (as defined below).

Non-Registered Holders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. If you are a NOBO and the Company or its agent has sent the Meeting Materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf.

The Company’s OBOs can expect to be contacted by their Intermediary. The Company does not intend to pay for Intermediaries to deliver the Meeting Materials to OBOs and it is the responsibility of such Intermediaries to ensure delivery of the Meeting Materials to their OBOs.

Voting by Non-Registered Holders

The Common Shares held by Non-Registered Holders can only be voted or withheld from voting at the direction of the Non-Registered Holder. Without specific instructions, Intermediaries or Clearing Agencies are prohibited from voting Common Shares on behalf of Non-Registered Holders. Therefore, each Non-Registered Holder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

The various Intermediaries have their own mailing procedures and provide their own return instructions to Non-Registered Holders, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares are voted at the Meeting.

Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form (a “VIF”). If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the VIF must be completed, signed and returned in accordance with the directions on the form.

or,

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete and sign the form of proxy and in accordance with the directions on the form.

Voting by Non-Registered Holders at the Meeting

Although a Non-Registered Holder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of an Intermediary or a Clearing Agency, a Non-Registered Holder may attend the Meeting as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder and vote such Common Shares as a proxyholder. A Non-Registered Holder who wishes to attend the Meeting and to vote their Common Shares as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder, should (a) if they received a VIF, follow the directions indicated on the VIF; or (b) if they received a form of proxy strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder’s or its nominees name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those instructions regarding when and where the VIF or the form of proxy is to be delivered.

All references to shareholders in the Meeting Materials are to Registered Shareholders as set forth on the list of Registered Shareholders of the Company as maintained by the Transfer Agent, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders of Common Shares of record at the close of business on the record date, set by the directors of the Company to be Friday, February 27, 2026, (the “Record Date”), are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held.

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value, of which as at February 27, 2026, 31,937,999 Common Shares are issued and outstanding.

Only Registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting. On a show of hands, every Registered Shareholder and proxy holder will have one vote and, on a poll, every Registered Shareholder present in person or represented by proxy will have one vote for each Common Share held.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities carrying ten percent (10%) or more of the voting rights attached to any class of voting securities of the Company, other than as set forth below:

Name(1)	Number of Common Shares	Percentage of Issued and Outstanding Common Shares
Antanas Guoga	6,084,760	19.05%

Notes:

(1)	The above information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been obtained from publicly disclosed information and confirmed by the individual.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Other than as otherwise disclosed herein, no director or executive officer of the Company who was a director or executive officer at any time since the beginning of the last financial year of the Company, or any associate or affiliates of any such directors or officers, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED ON

To the knowledge of the board of directors of the Company (the “Board”), the matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1.	AUDITED FINANCIAL STATEMENTS

The consolidated financial statements for the financial year ended September 30, 2025, and the report of the auditors thereon, which accompany this Management Information Circular will be submitted to the Meeting of shareholders. Receipt at such Meeting of the auditors’ report and the Company’s financial statements for this financial period will not constitute approval or disapproval of any matters referred to therein.

2.	APPOINTMENT OF AUDITORS

The auditors of the Company are Davidson & Company LLP, Chartered Professional Accountants. The auditors were first appointed on January 29, 2025. Shareholders are being asked to appoint Davidson & Company LLP, Chartered Professional Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders or until its successor is appointed, and that the Board be authorized to fix the auditors’ remuneration.

The Board of Directors recommends that shareholders vote for the appointment of Davidson & Company, LLP. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Company will be voted for the appointment of Davidson & Company, LLP until the next annual meeting of shareholders and to authorize the Board to authorize the auditors’ remuneration.

3.	ELECTION OF DIRECTORS

Advance Notice By-law

The general by-laws of the Company include provisions that establish a framework for advance notice of nominations of directors by shareholders of the Company (the “Advance Notice By-law”). In particular, the Advance Notice By-law is intended to increase transparency and promote informed decision making by providing all shareholders with reasonable notice of director nominations and sufficient information to vote on all the director nominees. The Advance Notice By-law sets a deadline for a certain number of days before a shareholders’ meeting for a shareholder to notify the Company of its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice By-law applies at an annual meeting of shareholders or a special meeting of shareholders that was called to elect directors, and may be waived by the Board. It does not affect the ability of shareholders to requisition a meeting.

On January 8, 2026, the Company received a requisition for a shareholder meeting from Max Kaplan and Antanas Guoga (the “Concerned Shareholders”) with a view towards changes to composition of the Board. On February 13, 2026, the Company received notice from the Concerned Shareholders of their intention to nominate certain individuals for election at the Meeting. As a result of subsequent discussions between the Company and the requisitioning shareholders, the parties entered into a cooperation agreement (the “Cooperation Agreement”) and, pursuant thereto, agreed upon the slate of directors to be nominated for election at the Meeting.

Nominees for Election as Directors

Pursuant to the terms of the Cooperation Agreement, the Concerned Shareholders and the Company have agreed to nominate seven (7) individuals for election to the Board. Five (5) of the nominees are currently directors of the Company and have served as such since the respective dates indicated below. Ungad Chadda, currently a director of the Company, will not stand for re-election to the Board at the Meeting, and Dennis Logan and Laszlo Borsai are being nominated for election as a director at the Meeting. In the event that either Mr. Logan or Mr. Borsai is unable or unwilling to serve on the Board during the 12 months following the Meeting, the Concerned Shareholders will have the right, in the case of Mr. Logan, to appoint a replacement director, and in the case of Mr. Borsai, to work with the Company to determine a replacement director agreeable to both the Company and the Concerned Shareholders.

The Cooperation Agreement also provides that, as soon as reasonably practicable following the Meeting, Michael Hubbard will be appointed as full-time Chief Executive Officer and Steve Ehrlich, currently the Company’s Head of Capital Markets, will be appointed as Chief Strategy Officer.

The Board of Directors recommends that shareholders vote for the election of the proposed nominees set out below. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Company will be voted for the election of the proposed nominees. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee at their discretion.

The following table sets forth for each nominee for election as director: place of residence; present principal occupation and, if not a director elected to the present term of office, principal occupations held in the last five (5) years, if different; the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction, directly or indirectly, is exercised at the Record Date; the date the nominee became a director of the Company; current or proposed membership on committees of the Board; and whether or not the Board has determined each nominee to be independent. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation or employment and, if not a director elected to the present term of office, occupation during the past 5 years	Served as Director of the Company since	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed at present(1)	Percentage of Voting Shares Owned or Controlled
Michael Hubbard(3) Rotorua, New Zealand Interim Chief Executive Officer and Director	Interim Chief Executive Officer (October 1, 2025 – Current); Chief Executive Officer of Laine New Zealand (2024 – Current); Founder and Managing Director of Laine South Africa (2014 – Current)	July 21, 2025	660,000(6)	2.1%
Luis Berruga(2)(3)(4) New York, USA Chairman of the Board of Directors	Founder and Managing Partner of LBS Capital (2024 – Current); Chief Executive Officer of Global X ETFs (2018 – 2023)	March 3, 2025	32,500(7)	0.1%
Jon Matonis(3) London, United Kingdom Chief Economist and Director	Chief Economist of the Company; Businessman and monetary economist.	April 9, 2020	234,937(8)	0.9%
Rubsun Ho(2)(4) Toronto, Ontario, Canada Director	Chief Executive Officer of Crowdmatrix Inc. (2015 – 2022); Head of Trading Compliance of Kognitiv Corporation (2015 – 2022); Co-founder and director of Caravel Law PC (2016 – 2024)	June 16, 2021	2,000(9)	>0.1%

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation or employment and, if not a director elected to the present term of office, occupation during the past 5 years	Served as Director of the Company since	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed at present(1)	Percentage of Voting Shares Owned or Controlled
José Manuel Calderón New York, USA Director	President and owner of the Embassy3x3 (January 2025 – Current); Academic Senate of Gioya Higher Education Institution (2024 – Current); Advisor to Front Office and Basketball Operations of Cleveland Cavaliers (2022 – Current); Co-Founder of OWQLO (2019 – Current); Director-Co-Founder of Training Center Higueron Fuengirola (2021 – Current); President of the Fundación José Manuel Calderón (2010 – Present); Talk Show Host and Global Advisor of Sngular (2020 – Current)	July 21, 2025	Nil(10)	0.0%
Dennis Logan(5) Toronto, Ontario, Canada Nominee	Part-time Chief Financial Officer at American Tungsten Corp. (July 2025 – Current present); BTU Metals Corp., and Sterling Metals Corp.; Chief Financial Officer of Planet 13 Holdings Inc. (June 2018 – May 2025)	Not applicable	Nil	0.0%
Laszlo Borsai Los Angeles, California, United States Nominee	Co-founder of Wave Digital Assets (2018 – Current); Advisor to Ripple Labs (2013 – Current)	Not applicable	Nil	0.0%

Notes:

(1)	The information as to the nature of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers, not being within our knowledge, has been furnished by such directors and officers or has been extracted from the register of shareholdings maintained by our transfer agent or from insider reports filed by the individuals and available at www.sedi.ca
(2)	Member of the Audit Committee
(3)	Member of the Investment Committee.
(4)	Member of the Compensation Committee.
(5)	Proposed member of the Audit Committee.
(6)	In addition, Mr. Hubbard holds options to purchase 103,750 Common Shares, warrants to purchase 562,500 Common Shares, 10,347 RSUs (as defined below), and will be issued 625,000 Common Shares on March 17, 2026 pursuant to an asset purchase agreement between the Company and Mr. Hubbard dated March 7, 2025.
(7)	In addition, Mr. Berruga holds options to purchase 56,250 Common Shares and 15,176 RSUs.
(8)	In addition, Mr. Matonis holds options to purchase 13,310 Common Shares and 9,727 RSUs.
(9)	In addition, Mr. Ho holds options to purchase 127,687 Common Shares and 15,176 RSUs.
(10)	In addition, Mr. Calderon holds options to purchase 31,250 Common Shares and 11,727 RSUs.

The term of office of each director will be from the date of the Meeting at which he or she is elected until the next annual meeting, or until his or her successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

Management has no reason to believe that any of the nominees will be unable to serve as a director but, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

Corporate Cease Trade Orders

Other than as set out below, no director or executive officer of the Company is, as at the date hereof, or was within ten (10) years before the date of this Management Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Douglas Harris, the Company’s Chief Financial Officer also serves as Chief Financial Officer of HYLQ (as defined below). While Mr. Harris was serving as Chief Financial Officer of HYLQ, on July 22, 2020, the Ontario Securities Commission issued a cease trade order against HYLQ for failure to file its annual financial statements and related management’s discussion and analysis and certificates for HYLQ’s fiscal year ended January 31, 2020, and for its three-month period ended April 30, 2020. HYLQ subsequently made the required filings and the cease trade order was revoked by the Ontario Securities Commission on September 9, 2020.

Steve Ehrlich, the Company’s Head of Capital Markets and expected Chief Strategy Officer, was Chief Executive Officer of Voyager Digital Ltd. (“Voyager”) from 2018 to its bankruptcy in July 2022. In October 2023, in coordinated actions, the U.S. Federal Trade Commission (“FTC”) and the Commodity Futures Trading Commission (“CFTC”) brought coordinated civil actions. The CFTC filed a complaint against Mr. Ehrlich, accusing him of civil fraud and registration failures in his capacity as Chief Executive Officer of Voyager. On the same day, the FTC filed a complaint against Voyager and Mr. Ehrlich, alleging deceptive practices, in particular that customers were misled to believe that their funds on deposit with Voyager were insured by the Federal Deposit Insurance Corporation.

Mr. Ehrlich reached a settlement with the CFTC in September 2025, which involved no admission of guilt, but involved paying a US $750,000 settlement to former Voyager customers, and receiving a three-year registration ban, as well as facing restrictions on managing or advising third party trading of commodity interests, and agreeing to permanent anti-fraud injunctions. Voyager settled with the FTC in October 2023 and Mr. Ehrlich reached a settlement with the FTC in June 2025, which involved no admission of guilt, but involved paying a US $2.8 million settlement (reduced to US $2,050,00 due to the CFTC settlement) and accepting a permanent ban on marketing or offering retail products or services used to buy, sell, deposit or trade cryptocurrency.

Bankruptcies

Other than as set out below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date hereof, or has been within the ten (10) years before the date of this Management Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten (10) years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

See above under “Corporate Cease Trade Orders” for information regarding Steve Ehrlich, the Company’s Head of Capital Markets, and Voyager.

Penalties and Sanctions

Other than as set out below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

See above under “Corporate Cease Trade Orders” for information regarding Steve Ehrlich, the Company’s Head of Capital Markets, and Voyager.

Conflicts of Interest

The directors or officers of the Company are, or may become, directors or officers of other companies with businesses which may conflict with the business of the Company. In accordance with the Business Corporations Act (Ontario), directors are required to act honestly and in good faith with a view to the best interests of the Company. In addition, directors in a conflict of interest position are required to disclose certain conflicts to the Company and to abstain from voting in connection with the matter. In appropriate cases, the Company will establish a special committee of independent non-executive directors to review a matter in which one or more directors or officers may have a conflict.

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or a subsidiary of the Company, except that certain of the directors and officers serve as directors and officers of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

The Company notes that Douglas Harris, Chief Financial Officer of the Company, is also the Chief Financial Officer HYLQ Strategy Corp. (formerly Tony G Co-Investment Holdings Ltd.) (“HYLQ”). Mr. Antanas Guoga, a significant shareholder and former director of the Company, is also a significant shareholder of HYLQ. The Company has not identified a conflict of interest to exist based on Mr. Harris’ involvement with the Company and HYLQ. The Company notes that it and HYLQ have operated in different industries and therefore there are no business opportunities which both would pursue resulting in a conflict. On June 17, 2025, Mr. Harris provided a letter to the Board identifying the procedures and controls he has put in place to address and mitigate any potential conflict of interest. The letter confirmed that Mr. Harris maintains strict confidentiality and separation of all company-specific information, records, and communications between the two organizations, that he acts solely in the best interests of each company within the scope of his respective roles, that he will recuse himself from any matters that may give rise to a material conflict of interest or involve intercompany transactions between the Company and HYLQ, and that he is fully prepared to comply with any additional direction from the boards or audit committees of either company regarding the management of any potential or perceived conflicts.

Statement of Executive Compensation

General

The Company’s Statement of Executive Compensation, in accordance with the requirements of Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”), is set forth below, which contains information about the compensation paid to, or earned by, Company’s NEOs (as defined below) for the year ended 30th September 2025.

During the financial year ended September 2025, the Company’s NEOs were:

•	Leah Wald, Chief Executive Officer from November 2024 to September 2025;
•	Michael Hubbard, Chief Strategy Officer from March 2025 to present, and Interim Chief Executive Officer from October 1, 2025 to present;
•	Douglas Harris, Chief Financial Officer from April 2021 to present;
•	Max Kaplan, Chief Technology Officer from February 2025 to present;
•	Andrew McDonald, Chief Operating Officer from August 2025 to present; and

For the purpose of this Statement of Executive Compensation:

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Company or any of its subsidiaries (if any);

“NEO” or “named executive officer” means:

(a)	each individual who served as chief executive officer of the Company, or who performed functions similar to a chief executive officer, during any part of the most recently completed financial year;

(b)	each individual who served as chief financial officer of the Company, or who performed functions similar to a chief financial officer, during any part of the most recently completed financial year;

(c)	each of the three most highly compensated executive officers of the Company or any of its subsidiaries (if any) other than individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)	each individual who would be an NEO under paragraph 3 but for the fact that the individual was neither an executive officer of the Company or its subsidiaries (if any), nor acting in a similar capacity, at the end of that financial year;

“plan” includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons.

Company Performance Reference Information

Full-Year Financial Results

Financial Metric	Result	Percentage Change from Prior Year
Income	$14,564,405	36%
Net Loss(1)	$(35,035,126)	-630%
Net Comprehensive (Loss) Income(1)	$(20,259,835)	-317%
Loss per Share	$(1.74)	-597%
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization(2)	$4,180,964	-56%

Notes:

(1)	All financial figures are presented in CAD as of September 30, 2025 from continuing operations.
(2)	The Company collects and analyzes operating and financial data to evaluate the health of our business, allocate our resources and assess our performance. In addition to net income, total comprehensive income, and other results under IFRS, at this time the Company utilizes adjusted EBITDA. We believe this non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our financial condition, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, non-IFRS financial measurements are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-IFRS measure is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies.

The following table and graph compare the annual total shareholder return on $100 invested in Common Shares of the Company, with $100 invested in the S&P/TSX Composite Index from September 30, 2020 to September 30, 2025, the Company’s most recently completed financial year. The Company’s shareholder return on $100 invested between October 1, 2020 and September 30, 2025 is an approximate 1,123% gain.

Entity	October 1, 2020	September 30, 2025
SOL Strategies Inc	$100	$1,223.21
S&P/TSX Composite Index	$100	$186.23

The trend in overall compensation paid to the NEOs since the initial listing of Common Shares on the Canadian Securities Exchange (the “CSE”) is not tracked against the performance of the market price of the Common Shares, nor the S&P/TSX Composite Index during the period because the Company has generally not included market price targets for its Common Shares as a component of the Company’s executive compensation program and strategy, and none of the current NEOs’ compensation structures involves such an element.

Compensation Discussion and Analysis

Compensation Committee

The Board has established a Compensation Committee (as defined below) which, as at the date of this Management Information Circular, is composed of three (3) directors. The chair of the Compensation Committee is appointed by the Board. The Compensation Committee meets as often as it deems necessary or desirable. The members of the Compensation Committee are Rubsun Ho (Chair), Luis Berruga and Ungad Chadda, each of whom are considered independent directors. Following the Meeting it is expected that Jose Calderon will replace Ungad Chadda on the Compensation Committee. The members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling the committee in making informed decisions on the suitability of the Company’s compensation policies and practices. Each of the members of the Compensation Committee has experience on the Board, as described under “Election of Directors” in this Management Information Circular.

The primary goal of the Compensation Committee as it relates to compensation matters is to ensure that the compensation provided to the named executive officers and the Company’s other executive officers is determined with regard to the Company’s business strategies and objectives, such that the financial interest of the executive officers is aligned with the financial interest of shareholders, and to ensure that their compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives.

The Compensation Committee is responsible for determining and making recommendations with respect to all forms of compensation to be granted to the Chief Executive Officer, and reviewing the Chief Executive Officer’s recommendations respecting compensation of the other senior executive offices of the Company. In particular, the Compensation Committee is responsible for, among other things:

•	annually reviewing and recommending to the Board, for the Chief Executive Officer and other executive officers of the Company (i) the annual base compensation as employee or other structure of engagement, (ii) the annual incentive bonus, including the specific goals and amount, (iii) equity and/or stock compensation, (iv) employment agreements, severance arrangements, and change in control agreements/provisions, and (v) any other benefits, compensation, compensation policies or arrangements;

•	annually reviewing and making recommendations to the Board regarding the compensation policy for officers of the Company;

•	reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by the Company for the provision of compensation to employees of, directors of and consultants to the Company;

•	recommending a compensation philosophy, strategy and plan to the Board;

•	approving (subject to additional required Board approvals if any and applicable law) the employment terms and compensation of executive officers;

•	overseeing compliance with the compensation reporting requirements of Canadian securities laws;

•	authorizing the repurchase of shares, options or other assets from terminated employees or former directors or consultants; and

•	reviewing and reassessing the adequacy of the Compensation Committee charter annually and recommending any proposed changes to the Board for approval.

The Compensation Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, including a compensation consultant, at the expense of the Company. During the financial year ended September 30, 2025, the Compensation Committee retained Compensation Governance Partners Inc. (“CGP”), an independent executive compensation and advisory firm, to review the compensation of the Company’s Chief Executive Officer, Chief Financial Officer and directors against an appropriate comparator group. In connection with these services, the Company paid CGP a fee of $27,020.

Compensation Practices, Oversight and Description of Director and NEO Compensation

Objectives of Compensation Program and Strategy

The Compensation Committee’s objective is to ensure the Company provides a competitive compensation package that reflects both base expectations to attract and retain appropriately experienced and qualified individuals, as well as to provide a link between discretionary short and long-term incentives with short and long term corporate goals, and to reward the successful achievement of such goals. Since the Company pivoted to focus on the Solana blockchain, management considers the Company to be still in its growth stage, nonetheless the Company is a complex, regulated institution which requires hiring experienced senior talent from highly competitive financial services and technology industries.

The Company uses its amended and restated omnibus equity incentive plan (the “Equity Incentive Plan”) in order to continue to attract new talent and incentivize employees to remain with the Company. Equity or stock-based compensation is necessary to attract the best talent from tech companies and financial services firms. Compensation at both these sources of talent trends high. Equity and profit share via stock based compensation are necessary to retain and incentivize existing employees in the volatile cryptocurrency sector. The industry is one that requires patience and a long-term perspective given its exposure to fluctuating market conditions. Managing turnover helps the Company achieve its goals more quickly and efficiently.

Elements of Compensation

The Company’s compensation philosophy is that an individual’s compensation should be based on the Company’s performance, the individual’s performance and the comparable market compensation for a given role. The total compensation will consist of a base salary and a bonus consisting of a combination of cash and stock based compensation incentives. While we emphasize performance-based compensation, we do not maintain specific policies or programs that prescribe a specified mix among base salary, short-term cash bonuses and longer-term cash, or equity incentives that we target.

The Company has adopted the Equity Incentive Plan pursuant to which incentive awards are granted to eligible individuals. The Equity Incentive Plan provides for the grant of options to purchase Common Shares and restricted share units (“RSUs”) of the Company to such employees, directors and consultants engaged by the Company or any of its affiliates. The current version of the Equity Incentive Plan was last approved by shareholders of the Company on June 19th, 2025, such that the maximum number of Common Shares issuable pursuant to the Equity Incentive Plan as at September 30, 2025, was 2,299,984, at which time 643,626 options and 15,106 restricted share units had been granted, leaving 1,641,252 Common Shares available for issue.

The Company operates with the goal that every employee should participate in the long-term success of the Company, and as such have implemented compensation components which include:

•	Base salary or consulting fees;

•	Short-term incentive; and

•	Long-term incentive.

Base Salary or Consulting Fees

Base salaries or consulting fees for NEOs are established based on the scope of their responsibilities, competencies and their prior relevant experience, taking into account compensation paid in the market for similar positions. The base salaries of the NEOs are reviewed annually by the Board to ensure that they take into account the following factors: market and economic conditions, levels of responsibility and accountability of each NEO, skill and competencies of each individual, retention considerations and level of demonstrated performance. Base salaries and consulting fees are reviewed by the Board on the basis of its opinion as to a fair and responsible compensation package, taking into account the contribution of the NEO to Company’s long-term growth.

Short Term Incentive

As a short-term incentive component of executive compensation, NEOs are eligible to receive a discretionary cash bonus. On an annual basis, the Board and each NEO reviews performance objectives for the coming year and establishes reasonable performance objectives and targets and bonus levels. Subject to meeting such performance objectives and targets as determined by the Board in its sole discretion, the NEO shall be entitled to a bonus of the determined percentage of such NEO’s base salary.

Long Term Incentive

The Company provides long term incentive compensation to the NEOs through the Equity Incentive Plan. The Company currently has no long-term incentive plans in place other than the Equity Incentive Plan. Under the Equity Incentive Plan, the Company’s Board may by resolution grant options to directors, officers, employees, consultants and contractors of the Company, subject to the maximum aggregate number of Common Shares that may be reserved for issuance under the Equity Incentive Plan. The purpose of the Equity Incentive Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, officers, employees, consultants and contractors, to incentivize such individuals to contribute toward the long-term goals of the Company and to encourage such individuals to acquire shares as long-term investments.

We expect to reserve equity based awards to be issued to high performing employees, with the goals of (i) rewarding strong in-year performance and (ii) aligning our future leaders more closely to our shareholders. These special grants are in recognition of the significant work that employees have done over the last year to contribute to our overall success. We do not have formal policies for the timing of equity and warrant grants under any plan or program, stock ownership requirements or clawback policies.

NEO Compensation

In determining compensation for NEOs, the Compensation Committee reviewed and considered the individual performance of each NEO and the Company’s performance—both as a whole and specific business lines for certain individuals— and considered recommendations from the Chief Executive Officer with respect to each NEO. More specifically, the Compensation Committee considered the following when determining compensation for each NEO.

•	Leah Wald acted as Chief Executive Officer, from November 2024 to September 2025. Ms. Wald also served as a director on the Company’s board. The factors considered in determining her 2025 compensation levels included, (1) recognition as a seasoned business executive with significant experience in cryptocurrency, (2) alternative career choices, and (3) work to be performed in her role and the management of regulatory oversight.

•	Michael Hubbard was appointed as our Chief Strategy Officer, effective March 17, 2025, and was appointed as Interim Chief Executive Officer as of October 1, 2025. Mr. Hubbard also serves as a director on the Company’s board. The factors considered in determining his 2025 compensation levels included, (1) recognition as a seasoned business executive with significant experience in the cryptocurrency industry, (2) alternative career choices, and (3) work to be performed in his role and the management of regulatory oversight.

•	Douglas Harris was appointed as our Chief Financial Officer, effective April 9, 2021. The factors considered in determining his 2025 compensation levels included, (1) recognition that Mr. Harris is a seasoned financial executive with extensive experience in accounting, capital markets, and mergers and acquisitions as well as specialized expertise in digital asset accounting and financial disclosure; (2) the alternative career choices available for someone with his significant experience and background, including within the growing digital asset sector; (3) his leadership in developing and executing the Company’s accounting and financial reporting function to support the Company’s growth as a publicly traded digital asset company, and (4) the breadth and complexity of work performed and anticipated in his role.

•	Max Kaplan was appointed as our Chief Technology Officer, effective February 17, 2025. The factors considered in determining his 2025 compensation levels included, (1) recognition that he is a seasoned technical executive with significant experience in building and operating Solana validators, (2) the alternative career choices available, and (3) the anticipated work to be performed in his role and in connection with the management of technical solutions and growth of revenue.

•	Andrew McDonald was appointed as our Chief Operating Officer, effective August 2025. The factors considered in determining his 2025 compensation levels included, (1) recognition as a seasoned business executive with significant experience in software and cryptocurrency, (2) alternative career choices, and (3) work to be performed in his role including but not limited to running HR work to be performed in his role including but not limited to running HR, dual listing compliance, legal and M&A.

Director Compensation

The Compensation Committee is responsible for reviewing and recommending for Board approval, the remuneration (fees and/or retainer) to be paid, and the benefits to be provided, to members of the Board. The Company’s director compensation is designed to attract and retain highly qualified directors with diverse experience. It appropriately values the time commitment required of directors and recognizes the complex nature of the Company’s business and the requisite skills and experience represented among its directors. The Company does not pay fees for attendance at meetings, as attendance is expected.

During the financial year ended September 30, 2025, each of the Company’s independent directors received a monthly fee of $1,666.66 ($20,000 annually) for the term of the engagement. In addition, Directors may be granted options to purchase Common Shares, granted historically on an ad hoc basis, at an exercise price equal to the fair market value of the Common Shares on the grant date. No additional fees were paid for chair or committee roles. The Company reimburses directors for their reasonable out-of-pocket expenses in connection with attendance at Board meetings or related to conducting business on the Company’s behalf.

Subsequent to the financial year ended September 30, 2025, the Compensation Committee proposed, and the Board approved annual compensation for the Company’s directors of US$40,000 in cash and US$30,000 in RSUs, as well as US$30,000 for the Board Chair and US$5,000 for chairing a Board committee. In addition, one time payments of US$25,000 in cash and US$25,000 in RSUs were granted to Messrs. Berruga, Chadda, Ho, and Matonis, and one time payments of US$12,500 in cash and US$12,500 in RSUs were granted to Messrs. Hubbard and Calderon.

Compensation Risk

The Board and, as applicable, the Compensation Committee, considers and assesses the implications of risks associated with the Company’s compensation policies and practices and devotes such time and resources as is believed to be necessary in the circumstances. The Company’s practice of compensating officers primarily through a mix of salary and equity is designed to mitigate risk by: (i) ensuring that such officers are retained; and (ii) aligning the interests of officers with the Company’s short-term and long-term objectives and its shareholders. As of the date of this filing, the Board has not identified risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Insider Trading Policy

Pursuant to the Company’s insider trading policy (the “Insider Trading Policy”), NEOs and directors are prohibited from buying securities on margin, short selling, or purchasing financial instruments—such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds—designed to hedge or offset a decrease in the market value of Company securities. It is recommended that they avoid “short-swing” trades by not buying and selling securities within the same six-month period. All transactions are strictly prohibited if the individual possesses material non-public information or during no-trade and blackout periods as set out in the Insider Trading Policy.

Director and Named Executive Officer Compensation Tables

Summary Compensation Table

The following table sets forth a summary of the compensation earned by the NEOs during the Company’s three most recently completed financial years:

Name and Position	Year	Salary / Consulting Fee / Director Fee / Retainer or Commission ($)	Share- Based Awards ($)	Option- Based Rewards ($)	Non-Equity Incentive Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Michael Hubbard(3), Interim Chief Executive Officer and Director	2025	Nil	Nil	1,363,738	Nil	Nil	Nil	Nil	1,363,738
	2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Douglas Harris, Chief Financial Officer	2025	298,200	Nil	72,800	Nil	Nil	Nil	25,000	396,000
	2024	96,800	Nil	217,092	Nil	Nil	Nil	Nil	313,892
	2023	77,502	Nil	22,201	Nil	Nil	Nil	Nil	99,703
Andrew McDonald, Chief Operating Officer	2025	205,600	Nil	562,050	Nil	Nil	Nil	Nil	767,650
	2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Max Kaplan, Chief Technology Officer	2025	183,000	Nil	72,800	Nil	Nil	Nil	Nil	255,800
	2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Leah Wald, President, Chief Executive Officer and Director	2025	403,394	Nil	72,800	Nil	Nil	Nil	104,206	580,400
	2024	115,540	Nil	284,691	Nil	Nil	Nil	Nil	400,231
	2023	20,000	Nil	22,201	Nil	Nil	Nil	Nil	42,201

Notes:

(1)	The Company uses the black-scholes model to calculate the fair value of option-based awards. The amounts reported in these columns represent the aggregate grant date fair value of the awards of restricted stock units and stock options granted to each of the NEOs during the applicable fiscal year under the Equity Incentive Plan.
(2)	The amounts reported in this column reflect the annual cash performance bonuses paid to the NEOs for the applicable fiscal year. Annual cash performance bonuses are discretionary, earned and paid based on the achievement of applicable company and individual performance goals.
(3)	On March 17th 2025 the Company entered an agreement through which Mr Hubbard provided services to the Company as Chief Strategy Officer (the “Hubbard Agreement”), for which Mr. Hubbard received compensation of 500,000 pre- consolidation stock options. On October 1, 2025 the Company amended the Hubbard Agreement, through which Mr. Hubbard was appointed Interim Chief Executive Officer and was granted an annual salary of US$25,000 per month. Either party terminate the Hubbard Agreement without cause upon providing 30 days notice.

External Management Companies

During the financial year ended September 30, 2025, there were no management functions of the Company, which were, to any substantial degree, performed by persons other than the directors or executive officers of the Company, other than (a) Harris Capital Corporation, a corporation wholly-owned by Douglas Harris and pursuant to which Mr. Harris provides services as Chief Financial Officer of the Company, and (b) Hole of Roy, LLC, a corporation partially-owned by Jon Matonis and pursuant to which Mr. Matonis provides services to the Company.

Outstanding Option-Based and Share-Based Awards

The following table sets forth all option-based awards and share-based awards outstanding for each NEO during the most recently completed financial year ended September 30, 2025:

	Option-Based Awards				Shares-Based Awards
Name and Position	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of shares or units of shares that have not vested ($)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Michael Hubbard, Interim Chief Executive Officer, Chief Strategy Officer	10,000 31,250 62,500	8.48 12.00 19.04	Jul 24, 2030 Jul 23, 2030 Mar 17, 2030	Nil Nil Nil	N/A	N/A	N/A
Douglas Harris, Chief Financial Officer	10,000	8.48	Jul 24, 2030	Nil	N/A	N/A	N/A
Andrew McDonald, Chief Operating Officer	10,000 18,750 6,250	8.48 18.00 39.28	Jul 24, 2030 Apr 24, 2030 Jan 30, 2030	Nil	N/A	N/A	N/A
Max Kaplan, Chief Technology Officer	10,000	8.48	Jul 24, 2030	Nil	N/A	N/A	N/A
Leah Wald, Former President, Chief Executive Officer and Director	10,000	8.48	Jul 24, 2030	Nil	N/A	N/A	N/A

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned with respect to option-based awards and share-based awards for each NEO during the most recently completed financial year ended September 30, 2025:

Name and Position	Option-Based Awards – Value Vested During The Year ($)	Share-Based Awards – Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During The Year ($)
Michael Hubbard, Interim Chief Executive Officer, Chief Strategy Officer	183,615	Nil	Nil
Douglas Harris, Chief Financial Officer	4,048	Nil	Nil
Andrew McDonald, Chief Operating Officer	218,446	Nil	Nil
Max Kaplan, Chief Technology Officer	4,048	Nil	Nil
Leah Wald, Former President, Chief Executive Officer and Director	4,048	Nil	Nil

Pension Plans and Deferred Compensation Plans

The Company does not provide a pension plan or a deferred compensation plan.

Summary of Compensation Terms and Termination and Change of Control Benefits

Except as provided herein, the Company has not entered into any contracts, agreements, plans or arrangements that provide payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a NEO’s responsibilities.

•	Douglas Harris: Through a consultancy agreement with Harris Capital Corporation, a corporation wholly owned by Mr. Harris, who provides consultancy services and has such duties as shall be determined by the Board. The agreement will continue until terminated by either party pursuant to the terms, including by three (3) months written notice and nine (9) months written notice upon a change in control. The agreement does not provide for pay or benefits upon termination, whether with or without cause, other than payment of fees and other obligations owed during the required notice period. Mr. Harris receives a base salary of $28,750 per month. Upon a change of control, certain unvested options shall be subject to accelerated vesting.

•	Jon Matonis: Through a consultancy agreement with Hole of Roy, LLC, a corporation partially owned by Mr. Matonis, who provides consultancy services and has such duties as shall be determined by the Board. The agreement will continue until terminated by either party pursuant to the terms, including by 30 days written notice. The agreement does not provide for pay or benefits upon termination, whether with or without cause, other than payment of fees and other obligations owed during the required notice period. Mr. Matonis receives a base salary of $6,000 per month. Upon a change of control, certain unvested options shall be subject to accelerated vesting.

Director Compensation Table

The following table sets forth a summary of the compensation earned by directors, who were not NEOs, during the Company’s three most recently completed financial years:

Name and Position	Year	Fees Earned ($)	Share-Based Awards ($)	Option-Based Rewards ($)	Non-Equity Incentive Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Luis Berruga, Chairman	2025	12,000	Nil	1,082,250	Nil	Nil	Nil	1,094,250
	2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jon Matonis, Director and Chief Economist	2025	72,000	Nil	72,800	Nil	Nil	Nil	144,800
	2024	72,000	Nil	114,259	Nil	Nil	Nil	186,259
	2023	72,000	Nil	22,201	Nil	Nil	Nil	94,201
Rubsun Ho, Director	2025	20,000	Nil	Nil	Nil	Nil	Nil	20,000
	2024	20,000	Nil	114,259	Nil	Nil	Nil	134,259
	2023	20,000	Nil	22,201	Nil	Nil	Nil	42,201
José Manuel Calderón, Director	2025	4,300	Nil	320,938	Nil	Nil	Nil	325,238
	2024	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Ungad Chadda, Director	2025	21,100	Nil	1,284,933	Nil	Nil	Nil	1,306,033
	2024	Nil	Nil	5,320	Nil	Nil	Nil	5,320
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Antanas (Tony) Guoga, Former Executive Chairman, Director, Former Chief Executive Officer and Former President	2025	15,300	Nil	Nil	Nil	Nil	Nil	15,300
	2024	111,100	Nil	127,887	Nil	Nil	Nil	238,987
	2023	120,000	Nil	158,864	Nil	Nil	Nil	278,864
Mohammed Adham, Former Chief Investment Officer and Director	2025	42,500	Nil	Nil	Nil	Nil	Nil	42,500
	2024	87,100	Nil	242,146	Nil	Nil	Nil	329,246
	2023	72,000	Nil	22,201	Nil	Nil	Nil	94,201

Outstanding Option-Based and Share-Based Awards (Directors)

The following table sets forth all option-based awards and share-based awards outstanding for each director, who was not a NEO, during the most recently completed financial year ended September 30, 2025:

	Option-Based Awards				Shares-Based Awards
Name and Position	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Unexercised Options ($)	Number of shares or units of shares that have not vested ($)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Luis Berruga, Chairman	31,250 25,000	22.00 21.68	Jun 03, 2030 Feb 28, 2030	Nil Nil	Nil	Nil	Nil
Jon Matonis, Director and Chief Economist	10,000	8.48	Jul 24, 2030	Nil	Nil	Nil	Nil
Rubsun Ho, Director	3,687 125,000	0.80 1.24	Nov 21, 2027 Aug 7, 2029	674,320	Nil	Nil	Nil
José Manuel Calderón, Director	31,250	12.00	Jul 23, 2030	Nil	Nil	Nil	Nil
Ungad Chadda, Director	25,000 34,937	39.28 16.16	Jan 30, 2030 Oct 29, 2029	Nil	Nil	Nil	Nil
Antanas (Tony) Guoga, Former Executive Chairman, Director, Former Chief Executive Officer and Former President	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mohammed Adham, Former Chief Investment Officer and Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Incentive Plan Awards – Value Vested or Earned During the Year (Directors)

The following table sets forth the value vested or earned with respect to option-based awards and share-based awards for each director, who was not a NEO, during the most recently completed financial year ended September 30, 2025:

Name and Position	Option-Based Awards – Value Vested During The Year ($)	Share-Based Awards – Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During The Year ($)
Luis Berruga, Chairman	287,032	Nil	Nil
Jon Matonis, Director and Chief Economist	4,048	Nil	Nil
Rubsun Ho, Director	Nil	Nil	Nil
José Manuel Calderón, Director	17,849	Nil	Nil
Ungad Chadda, Director	1,284,933	6,232	Nil
Antanas (Tony) Guoga, Former Executive Chairman, Director, Former Chief Executive Officer and Former President	Nil	Nil	Nil
Mohammed Adham, Former Chief Investment Officer and Director	Nil	Nil	Nil

Amended And Restated Omnibus Equity Incentive Plans

Employment, Consulting and Management Agreements

The Company was not, during the financial year ended September 30, 2025, party to any formal, written employment, consulting or management agreements with any of the above-mentioned NEO or director, except as disclosed under section “Summary of Compensation Terms and Termination and Change of Control Benefits.”

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth details of the Equity Incentive Plan, being the Company’s only equity compensation plan, as of March 2, 2026:

Plan Category	Number of shares to be issued upon exercise of outstanding options and RSUs (a)	Weighted-average exercise price of outstanding options(b)	Number of securities remaining available for future issuance under plans (excluding column (a)) (c)
Equity compensation plans approved by shareholders	737,725 options 181,725 RSUs	$9.33 n/a	2,274,350
Total	Total 919,450	Average $9.33	Total 2,274,350

CORPORATE GOVERNANCE DISCLOSURE

General

Effective corporate governance is a priority for the Board of Directors. In developing the Company’s corporate governance practices, the Board of Directors has taken into account the rules and guidelines adopted by the Canadian Securities Administrators (“CSA”) in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines, which require the Company to disclose certain information relating to its corporate governance practices.

The CSA has also enacted rules regarding the composition of audit committees (National Instrument 52-110 – Audit Committees (“NI 52-110”)) and the certification of an issuer’s disclosure controls and procedures (National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings). The Company is currently in compliance with these rules. For the year ended September 30, 2025, the Interim Chief Executive Officer and Chief Financial Officer were required to file a certificate to certify that the Company’s annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings and the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

In this Management Information Circular, the term “independent” director has the corresponding meaning given to the term “independent” director in NI 58-101; namely, a director who has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of the Director’s independent judgement. A majority of the nominees standing for election as directors are “independent” within the meaning of NI 58-101.

Board Mandate

The Board is responsible for supervising the management of the business and affairs of the Company. The Board shall provide direction to senior management to pursue the best interests of the Company, including pursuant to the formation and implementation of committees comprised of certain members of the Board. Among its general duties, the Board’s responsibilities include providing direction with respect to strategic planning, risk management, compensation matters, nomination matters and communications with stakeholders.

Board Composition

The Board currently consists of six (6) directors. As described in greater detail above under “Particulars of Matters to be Acted Upon – Election of Directors”, seven (7) directors will be proposed for election at the Meeting: Michael Hubbard, Luis Berruga, Jon Matonis, Rubsun Ho, Jose Calderon, Dennis Logan and Laszlo Borsai.

Of the foregoing individuals, Michael Hubbard, the Company’s Interim Chief Executive Officer, and Jon Matonis, the Company’s Chief Economist, are deemed not to be “independent” directors as defined in NI 58-101. The remaining candidates, including Luis Berruga, the current Chairman of the Board, would all be independent directors under NI 58-101. Where determined beneficial to do so, the independent directors of the Board will hold “in camera” sessions during Board meetings at which the non-independent directors are not present.

Since the beginning of the Company’s most recently completed financial year, all of the individuals proposed for election to the Board at the Meeting attended all meetings of the Board.

None of the individuals proposed for election at the Meeting are also directors of other reporting issuers (or the equivalent in other jurisdictions).

Position Descriptions

The Board has not developed written position descriptions for its Chairman, its committee chairs or the Company’s Chief Executive Officer.

Orientation and Continuing Education

The Board recognizes the importance of providing new directors with an orientation upon election to the Board and with continuing education in the business of the Company. The Board takes measures to ensure that appropriate orientation and education programs are in place for new directors and committee members.

Upon becoming a member of the Board, an individual will be provided with copies of the Company’s principal continuous disclosure documents and a series of interviews or meetings with senior personnel in order to be informed on various business, operational and organizational aspects of the Company. Orientation will also include such things as:

•	familiarization with the service providers and partners;

•	company history and other relevant data;

•	information concerning mission, goals, strategy, philosophy and major policies of the Company;

•	review of recent analyst reports;

•	information pertaining to personal liability and insurance coverage;

•	rules for purchasing and selling securities of the Company; and

•	rules regarding insider information.

Continuing education from time to time may include reports from the Chief Executive Officer on industry developments to the Board at each meeting. Directors are also regularly provided with copies of the Company’s ongoing continuous disclosure documents, and receive management presentations and information and presentations from the Company’s external advisors and experts, as appropriate, from time to time.

Ethical Business Conduct

The Board has adopted a written disclosure policy aimed at informative, timely and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation.

The Board has also established a written Insider Trading Policy which is intended as a guideline to eliminate any transaction by an insider which would not be in full compliance with applicable securities legislation or which, by implication, might suggest trading by insiders was carried out when they were in possession of privileged or material information not yet disclosed to the public.

Nomination of Directors

Management and members of the Board of the Company are in regular contact with individuals involved in the technology and blockchain sector. From these sources management and members of the Board have made a number of contacts and in the event that the Company requires any new directors, such individuals will be brought to the attention of the full Board. New nominees generally must have public company board experience and a track record in business management, areas of strategic interest to the Company, the ability to devote the time required to carry out the obligations and responsibilities of a director and a willingness to serve in that capacity.

In assessing potential candidates, the Board will consider the competencies, skills and other qualities that the Board considers to be necessary for the Board as a whole to possess, the competencies, skills and other qualities that the Board considers each existing director to possess, and the competencies, skills and other qualities each new nominee would bring to the boardroom, as well as any applicable independence requirements, approve, with or without modifications, the adoption of such slate of nominees.

Once the Board agrees on an appropriate candidate, an approach is made to that person in a manner deemed most appropriate by the Board. The approach would be followed by personal interviews with the prospective director involving the Chairman of the Board and other Board members as circumstances warrant.

If there is agreement to serve as a director, a Board orientation process is then carried out by the Chairman of the Board. After appointment or election, as the case may be, orientation with management is carried out. The Board does not have a nominating committee comprised entirely of independent directors.

Compensation

The Compensation Committee, which is comprised entirely of independent directors, is charged with developing, for recommendation to the Board, a compensation philosophy and guidelines for the Chief Executive Officer and other executive officers of the Company. It recommends to the Board the level of compensation for the Chief Executive Officer and other executive officers of the Company. The Compensation Committee also considers and, if deemed appropriate, makes recommendations to the Board about any option or benefit plans to be established for the Chief Executive Officer and other executive officers of the Company.

The Compensation Committee is also charged with developing, for recommendation to the Board, a compensation philosophy and guidelines for the directors. It recommends the level of compensation for the directors based on a review of compensation paid by other public companies of the same size as the Company and in the same industry as the Company.

Further details are also set out below under the heading “Committees of the Board of Directors – Compensation Committee”.

Other Board Committees

Other than the Audit Committee, the Investment Committee and the Compensation Committee, there are no other standing committees of the Board.

Further details are also set out below under the heading “Committees of the Board of Directors”.

Assessments

The Board from time to time conducts evaluations of the effectiveness of the Board and its committees. In such evaluations, the Board assesses the effectiveness of the Board and its committees, the adequacy of information provided to directors, communication processes between the Board and management, agenda planning for Board and committee meetings and strategic planning.

Director Term Limits and Policies Regarding the Representation of Women on the Board and in Management

The Company has not adopted any formal targets for representation of women on its Board or management team, however, it is an objective of the Company that diversity be considered in determining the optimal composition of the Board as well as for executive officer positions. The Company believes that a Board and management team comprised of highly qualified individuals from diverse backgrounds benefits from the contribution of different perspectives, experiences and expertise to Board discussions and decisions which promotes, among other things, better corporate governance, performance and decision-making.

The Company annually considers the experience and qualifications of its existing directors before nominating directors for re-election but at this time does not have a formal policy that imposes director term limits.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has established three (3) standing committees: (1) an Audit Committee (the “Audit Committee”); (2) a Compensation Committee (the “Compensation Committee”); and (3) an investment committee (the “Investment Committee”). A brief description of each committee is set out below.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of financial and accounting matters. The Audit Committee recommends the auditors to be nominated and reviews the compensation of the auditors. The Audit Committee is directly responsible for overseeing the work of the auditors, must pre-approve non-audit services, be satisfied that adequate procedures are in place for the review of our public disclosure of financial information extracted or derived from the Company’s financial statements and must establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

The current members of the Audit Committee are Ungad Chadda (Chair), Rubsun Ho and Luis Berruga. It is proposed that Dennis Logan will join the Audit Committee following the Meeting and a new Audit Committee Chair will be selected from the Audit Committee’s members. For additional information concerning the Audit Committee please refer to the section entitled “Audit Committee” below.

Compensation Committee

The Compensation Committee assists the Board in fulfilling its responsibilities for compensation philosophy and guidelines, and fixing compensation levels for the Company’s executive officers. In addition, the Compensation Committee is charged with reviewing the Equity Incentive Plan and proposing changes thereto, approving any awards of options under the Equity Incentive Plan and recommending any other employee benefit plans, incentive awards and perquisites with respect to the Company’s executive officers.

Each of the members of the Compensation Committee has direct experience that is relevant to their responsibilities regarding executive compensation of the Company. Accordingly, as a result of this collective experience, the Compensation Committee has knowledge of typical day-to-day responsibilities and challenges faced by the Company’s management team, the role of a Board in reviewing the executive compensation of a reporting issuer, and first-hand knowledge regarding executive compensation policies and practices in the private sector, all of which are beneficial to the committee in the context of its review of the Company’s compensation policies and practices.

The current members of the Compensation Committee are Rubsun Ho (Chair), Ungad Chadda and Luis Berruga. Following the Meeting it is expected that Jose Calderon will replace Ungad Chadda on the Compensation Committee.

Investment Committee

The Investment Committee is responsible for evaluating all potential investment opportunities for the Company. In assessing potential investments, the Investment Committee will consider whether or not such investments fit the investment and corporate objectives of the Company in accordance with the investment policy. The investment evaluation process may also require the Investment Committee to conduct preliminary due diligence after which a report of their findings will be presented to the Board for consideration.

The Investment Committee and designated members of the Company’s management team will also monitor the Company’s investment portfolio on an ongoing basis, review the status of the Company’s investments and provide recommendations to the Board from time to time. The Investment Committee will conduct a quarterly review of the Company’s investment portfolio in order to assess performance and market conditions. One member of the Investment Committee may be designated and authorized to handle the day-to-day trading decisions in keeping with the directions of the Board and the Investment Committee.

The Investment Committee is comprised of Michael Hubbard (Interim Chief Executive Officer and Director), Luis Berruga (Director) and Jon Matonis (Chief Economist and Director).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as otherwise disclosed in this Management Information Circular, no informed person or proposed director of the Company, or associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction since the commencement of the most recently completed financial year of the Company or in any proposed transaction which has materially affected or would materially affect the Company.

On March 17, 2025, the Company completed the acquisition of certain assets from Michael Hubbard, the Company’s Interim Chief Executive Officer, pursuant to an asset purchase agreement dated March 7, 2025 (the “Hubbard APA”) for a combination of cash and securities valued at approximately $35,000,000. The transactions pursuant to the Hubbard APA were completed on an arm’s length basis, prior to Mr. Hubbard’s joining the Board or being appointed Interim Chief Executive Officer and a copy of the Hubbard APA is available on the Company’s profile at www.sedarplus.ca.

On December 31, 2025, the Company announced that it had entered into an amendment to its credit facility with Mr. Antanas Guoga, a former director and executive chairman of the Company, (the “Credit Facility”) that would allow for the retirement of the Credit Facility, of which approximately $9,850,000 was outstanding on such date. Pursuant to the amendment, 50% of the outstanding principal was converted into Common Shares at the current market price of the Common Shares and the remaining 50% was repaid in cash in two equal tranches, both of which have now been repaid, with the result being the termination of the Credit Facility.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or officer of the Company or person who acted in such capacity in the last financial year of the Company, or any other individual who at any time during the most recently completed financial year of the Company was a director of the Company or any associate of the Company, is indebted to the Company, nor is any indebtedness of any such person to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

In accordance with the provisions of the Business Corporations Act (Ontario), the Company’s by-laws provide that the Company will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which he or she was made a party by reason of being or having been a director or officer of the Company or such other company if he or she acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he or she had reasonable grounds to believe that his or her conduct was lawful. If the Company becomes liable under the terms of its by-laws, the insurance coverage will extend to its liability; however, each claim will be subject to a deductible.

EXTERNAL AUDITOR SERVICE FEES

The following fees were incurred by the Company for the financial years ended September 30, 2025, and 2024 for professional services rendered to the Company:

Fees	2025	2024
Audit Fees(1)	$899,162	$149,160
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$11,300	$24,521
All Other Fees(4)	$199,115	Nil

Notes:

(1)	“Audit Fees” are the aggregate fees billed or accrued, as the case may be, by the auditor of the Company for the applicable period in each of the last two fiscal years for audit services. Included in these aggregate fees are the amounts for the audit of the annual consolidated financial statements.
(2)	“Audit-Related Fees” are the aggregate fees billed or accrued, as the case may be, by the auditor of the Company for the applicable period in each of the last two fiscal years for assurance and related services by the current or former auditor, as applicable, that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not Audit Fees, including for consultations on accounting developments and the accounting for potential corporate transactions.
(3)	“Tax Fees” are the aggregate fees billed or accrued, as the case may be, for the applicable period in each of the last two fiscal years for professional services rendered, as applicable, for tax compliance, tax advice, and tax planning.
(4)	“All Other Fees” are the aggregate fees billed or accrued, as the case may be, by the auditor of the Company for the applicable period in each of the last two fiscal years for products and services provided by the current or former auditor, as applicable, other than Audit Fees, Audit-Related Fees or Tax Fees.
(5)	Dollar amounts in CAD.

AUDIT COMMITTEE INFORMATION REQUIRED IN THE
Management INFORMATION CIRCULAR

The Company has filed an Annual Information Form (the “AIF”) for the fiscal year ended September 30, 2025, on SEDAR+ at www.sedarplus.ca, which contains, among other things, all of the financial disclosure and also the charter of the Company’s Audit Committee as required under NI 52-110. In particular, the information that is required to be disclosed in Form 52-110F1 of NI 52-110 may be found under the heading “Audit Committee Disclosure” in the AIF.

ADDITIONAL INFORMATION

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed in this Management Information Circular, no person who has been a director or executive officer of the Company since the beginning of the last financial year and no associate or affiliate of any such director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Other Business

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to management should come before the Meeting, Common Shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the nominees voting same.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca, the CSE’s website at www.thecse.com under the Company’s corporate profile and on the Company’s website at https://solstrategies.io/. Financial information about the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis (“MD&A”) of financial and operating results for the financial year ended September 30, 2025.

A copy of this Management Information Circular, together with the Meeting Materials, has been sent to each director of the Company, to the applicable regulatory authorities, to each shareholder entitled to receive notice of the Meeting and to the auditor of the Company. If you would like to obtain, at no cost to you, a copy of the following documents:

(a)	the comparative financial statements and MD&A of the Company for the year ended September 30, 2025, together with the accompanying report of the auditor thereon or any interim financial statements or MD&A of the Company for periods subsequent to September 30, 2025, or

(b)	this Management Information Circular,

Please send your request to:	Sol Strategies Inc. 217 Queen Street West, Suite 401 Toronto, ON M5V 0R2 email: doug@solstrategies.io Attention: Doug Harris

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Management Information Circular and the sending of it to the shareholders, to each director of the Company, to the Company’s auditor and to the appropriate governmental agencies have been approved by the Board.

DATED the 2nd day of March, 2026.

BY ORDER OF THE BOARD

“Luis Berruga” (signed)

Chairman